May 30, 2019

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Charles J. Link, Jr.
Chief Executive Officer
NewLink Genetics Corporation
2503 South Loop Drive
Ames, IA 50010

        Re: NewLink Genetics Corporation
            Registration Statement on Form S-3
            Filed July 26, 2018
            File No. 333-226366

Dear Mr. Link:

        It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

    amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

    file a request for withdrawal.



       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Charles J. Link, Jr.
NewLink Genetics Corporation
May 30, 2019
Page 2

          Please contact Ada D. Sarmento at 202-551-3798 with any questions.



FirstName LastNameCharles J. Link, Jr.                     Sincerely,
Comapany NameNewLink Genetics Corporation
                                                           Division of
Corporation Finance
May 30, 2019 Page 2                                        Office of Healthcare
& Insurance
FirstName LastName